                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 6)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                OHM CORPORATION
                           (Name of Subject Company)

                      INTERNATIONAL TECHNOLOGY CORPORATION
                                 IT-OHIO, INC.
                                    (Bidder)
                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  670839 10 9
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA 15146-2792
                                (412) 372-7701
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

      PETER F. ZIEGLER                                JOSEPH B. FRUMKIN
      KAREN E. BERTERO                               SULLIVAN & CROMWELL
GIBSON, DUNN & CRUTCHER LLP                            125 BROAD STREET
    333 S. GRAND AVENUE                           NEW YORK, NEW YORK 10004
LOS ANGELES, CALIFORNIA  90071                         (212) 558-4000
       (213) 229-7000

                           Calculation of Filing Fee
================================================================================
   TRANSACTION VALUATION                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
       $160,229,500*                                          $32,045.90**
--------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 13,933,000 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $11.50 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:    Not Applicable         Filing party:  Not Applicable
Form or registration no.:  Not Applicable         Date filed:    Not Applicable

-----------------------
 CUSIP NO. 670839 10 9               14D-1
-----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      INTERNATIONAL TECHNOLOGY CORPORATION; I.R.S. NO.: 33-0001212 IT-OHIO, INC.:I.R.S. NO.: 52-2073665

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      BK

--------------------------------------------------------------------------------
                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     NUMBER OF            REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)    [_]
                     5
      SHARES

   BENEFICIALLY    -------------------------------------------------------------
                          CITZENSHIP OR PLACE OR ORGANIZATION
     OWNED BY        6
                          INTERNATIONAL TECHNOLOGY CORPORATION - DELAWARE
       EACH               IT-OHIO, INC. - OHIO

    REPORTING      ------------------------------------------------------------
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON         7    PERSON

       WITH INTERNATIONAL TECHNOLOGY CORPORATION - INDIRECTLY 13,933,000 IT-OHIO, INC. - DIRECTLY 13,933,000

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES* [_]
 8
      N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      APPROXIMATELY 54%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
      INTERNATIONAL TECHNOLOGY CORPORATION - CO
      IT-OHIO, INC. - CO

------------------------------------------------------------------------------

     This Amendment No. 6 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated January 16, 1998 (the "Schedule 14D-1"), of IT-Ohio, Inc. (the "Purchaser") and International Technology Corporation ("Parent"), as amended, filed in connection with the Purchaser's offer to purchase 13,933,000 shares (each a "Share") of Common Stock, par value $0.10 per share, of OHM Corporation, an Ohio corporation (the "Company") as set forth in the Schedule 14D-1 (the "Schedule 14D-1"). All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase dated January 16, 1998, as supplemented by the Supplement dated February 18, 1998 to the Offer to Purchase dated January 16, 1998 (collectively, the "Offer to Purchase") filed as Exhibits
(a)(1) and (a)(10), respectively, to the Schedule 14D-1.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 4 is hereby amended and supplemented as follows:

     "On February 25, 1998, Parent, Purchaser and IT entered into a Credit Agreement providing for the Tender Offer Credit Facilities and the Merger Credit Facilities. On February 25, 1998, (i) Parent borrowed approximately $54 million under the revolving credit portion of the Tender Offer Credit Facilities and used the proceedings from such loan, together with available cash, to make an approximately $80.2 million capital contribution to Purchaser; (ii) Purchaser borrowed $80 million under the term loan portion of the Tender Offer Credit Facilities and used the proceeds from such loan and from the capital contribution from Parent to pay for the Shares accepted for payment in the Offer and (iii) IT borrowed approximately $72.5 million under the revolving credit portion of the Tender Offer Credit Facilities and used the proceeds from such loan to refinance outstanding IT indebtedness."

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The response to Item 6 is hereby amended and supplemented as follows:

     "At 12:00 midnight New York City time, on Tuesday, February 24, 1998, the Offer expired. Financing for the Offer was provided under the Tender Offer Credit Facilities. Based on preliminary information provided by the Depositary for the Offer, Parent reported that as of the expiration of the Offer, 13,933,000 Shares were properly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has deposited with the Depositary cash in payment for, 13,933,000 Shares at the purchase price of $11.50 per Share in cash. Concurrent with the payment by Purchaser for the Shares in the Offer, the Company repurchased 2,535,381 Shares from WMX pursuant to the Repurchase Agreement. As a result of the consummation of the Offer and the WMX share repurchase, Purchaser owns approximately 54% of the outstanding Shares."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

     "(a)(13) Press release dated February 25, 1998 announcing the expiration of the Offer.

     (a)(14) Press release dated February 25, 1998 announcing the acceptance of Shares for payment.

     (b)(2) Credit Agreement, dated as of February 25, 1998, among Parent, IT Corporation, Purchaser, the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent, and BankBoston, N.A., in its capacity as documentation agent.

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 26, 1998

                              IT-OHIO, INC.


                              By   /s/ James G. Kirk
                                  ---------------------
                                  James G. Kirk
                                  Secretary



                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 26, 1998

                              INTERNATIONAL TECHNOLOGY
                              CORPORATION


                              By   /s/ James G. Kirk
                                  ---------------------
                                  James G. Kirk
                                  Vice President and General Counsel

                                 EXHIBIT INDEX
                                 -------------

     EXHIBIT  DESCRIPTION

     (a)(13) Press release dated February 25, 1998 announcing the expiration of the Offer.

     (a)(14) Press release dated February 25, 1998 announcing the acceptance of the Shares for payment.

     (b)(2) Credit Agreement, dated as of February 25, 1998, among Parent, IT Corporation, Purchaser, the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent, and BankBoston, N.A., in its capacity as documentation agent.